December 17, 2007

Via EDGAR

Craig Slivka

Attorney Advisor

United States Securities Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549

RE:	Convergys Corporation
Definitive 14A
Filed March 13, 2007
File No. 001-14379

Dear Mr. Slivka:

Convergys Corporation (the “Company”) is in receipt of your letter dated November 30, 2007 regarding its Definitive 14A filed on March 13, 2007. Thank you for taking time to speak with me on December 10th and 11th regarding the staff’s follow-up comments, and your understanding in allowing the Company an extension to respond until January 14, 2008.

If you have any further questions, comments or requests for additional information, please contact me at 513.723-6699.

Sincerely,

/s/ Kevin C. O’Neil
Kevin C. O’Neil
Senior Attorney – M&A